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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Thousand Trails, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

885502 10 4

(Cusip Number)

Lauren H. Siegel
c/o Carl Marks Management Company, L.P.
135 East 57th Street
New York, NY 10022
(212) 909-8442

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885502 10 4

1.	Name of Reporting Person: Carl Marks Strategic Investments, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,153,848**

		9.	Sole Dispositive Power: 3,153,848**

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,153,848**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.2%**

14.	Type of Reporting Person (See Instructions): PN

** See Item 5

CUSIP No. 885502 10 4

1.	Name of Reporting Person: Carl Marks Management Company, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,153,848**

		9.	Sole Dispositive Power: 3,153,848**

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,153,848**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.2%**

14.	Type of Reporting Person (See Instructions): PN

** See Item 5

CUSIP No. 885502 10 4

1.	Name of Reporting Person: Andrew M. Boas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 44,936

		8.	Shared Voting Power: 3,156,436**

		9.	Sole Dispositive Power: 44,936**

		10.	Shared Dispositive Power: 3,156,436**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,201,372**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.7%**

14.	Type of Reporting Person (See Instructions): IN

** See Item 5

CUSIP No. 885502 10 4

1.	Name of Reporting Person: Robert C. Ruocco		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,153,848**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,153,848**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,153,848**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.2%**

14.	Type of Reporting Person (See Instructions): IN

** See Item 5

CUSIP No. 885502 10 4

1.	Name of Reporting Person: James F. Wilson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,153,848**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,153,848**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,153,848**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.2%**

14.	Type of Reporting Person (See Instructions): IN

** See Item 5

     This Amendment No. 13 to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Act”). This Amendment amends and supplements the Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 7, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, Amendment No. 5, dated August 12, 1996, Amendment No. 6, dated December 12, 1996, Amendment No. 7, dated December 27, 1996, Amendment No. 8, dated November 6, 1997, Amendment No. 9, dated April 22, 1999, Amendment No. 10, dated July 26, 1999, Amendment No. 11, dated March 8, 2001 and Amendment No. 12, dated June 18, 2002 (the “Original Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Original Schedule 13D.

Item 1. Security and Issuer.

     Item 1 is hereby amended and restated in its entirety as follows:

     This statement on Schedule 13D relates to common stock, $.01 par value per share (the “Shares”), of Thousand Trails, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3801 Parkwood Boulevard, Suite 100, Frisco, Texas 75034, telephone number (214) 618-7200.

Item 4. Purpose of Transaction. Item 4 is hereby amended as follows:

The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

     Messrs. Boas, Ruocco and Wilson own beneficially approximately 45.7% of the outstanding shares (including shares issuable upon exercise of certain warrants), and Carl Marks Strategic Investments, L.P., together with Messrs. Boas, Ruocco, Wilson, and Carl Marks Management Company, L.P. (the “Reporting Persons”), constitutes the largest direct shareholder of the Company, holding 45.2% of its outstanding stock (including shares issuable upon exercise of certain warrants).

The fourth through eleventh paragraphs of Item 4 are hereby deleted.

The following paragraphs are hereby added to the end of Item 4:

     On April 29, 2003, the Issuer, KTTI Holding Company, Inc., a Delaware corporation (“Parent”), and KTTI Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Buyer”), entered into an Agreement and Plan of Merger, dated as of April 29, 2003 (the “Merger Agreement”), pursuant to which Parent would acquire the Issuer by means of a merger of Buyer with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation and a wholly owned subsidiary of Parent. If the Merger is consummated, the Issuer’s Shares will be converted into the right to receive the merger consideration specified in the Merger Agreement, will be delisted from the American Stock Exchange and cease to be publicly traded and will no longer be registered pursuant to Section 12 of the Securities Exchange Act of 1934.

     Simultaneously with the execution of the Merger Agreement, Carl Marks Strategic Investments, L.P. (“Partnership I”) entered into a Voting Agreement, dated as of April 29, 2003 (the “Voting Agreement”), with Parent and Buyer, pursuant to which Partnership I agreed, among other things, to vote its Shares in favor of the Merger and against any competing transaction at any meeting of the Issuer’s stockholders held to consider and vote upon the Merger and also granted Parent and Buyer an irrevocable proxy to accomplish such actions. In addition, Partnership I agreed, with certain exceptions, not to transfer any Shares during the term of the Voting Agreement. Also simultaneously with the execution of the Merger Agreement, William J. Shaw (“Mr. Shaw”) and the William J. Shaw Family Limited Partnership (the “Family Limited Partnership”) entered into similar voting agreements with Parent and Buyer. The shares held by Partnership I, Mr. Shaw and the Family Limited Partnership collectively represent approximately 62% of the Shares outstanding as of the date of this Amendment No. 13 to Schedule 13D. The Voting Agreement will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto. The Merger Agreement provides the Issuer with certain termination rights, including without limitation the right to terminate the Merger Agreement under specified conditions in connection with the determination that it is required in order for the board of directors to comply with its fiduciary duties under applicable law. The Voting Agreement does not limit or restrict Mr. Boas in his capacity as a director of the Issuer. A copy of the Merger Agreement has been or will be filed by the Issuer as an exhibit to a current report on Form 8-K. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Amendment No. 13 to Schedule 13D and incorporated herein by reference.

     Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, Mr. Boas, in his capacity as a member of the Issuer’s Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. Mr. Boas disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest In Securities Of The Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

The Reporting Persons

Carl Marks Strategic Investments, L.P.

(a)	Amount Beneficially Owned: 3,153,848

Percent of Class: 45.2%, based upon 6,973,943 Shares outstanding.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 3,153,848.

Pursuant to the Voting Agreement described in Item 4, Partnership I shares voting power with Parent and Buyer in that they have agreed, among other things, with Parent and Buyer that they will vote their shares in favor of the Merger and against any competing transaction and also granted Parent and Buyer an irrevocable proxy to accomplish such actions. Parent is a holding company with its principal executive and business office located at 258 High Street, Suite 100, Palo Alto, CA 94301. Buyer is a wholly owned subsidiary of Parent with its principal executive and business office located at 258 High Street, Suite 100, Palo Alto, CA 94301. To the Reporting Persons’ knowledge, during the last five years, neither Parent nor Buyer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected Parent or Buyer to a judgment, decree or final order enjoining Parent or Buyer from future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(iii)	Sole power to dispose or to direct the disposition of: 3,153,848

(iv)	Shared power to dispose or to direct the disposition of: -0-

Carl Marks Management Company, L.P.

(a)	Amount Beneficially Owned: 3,153,848

Percent of Class: 45.2%, based upon 6,973,943 Shares outstanding.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 3,153,848.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

See the discussion above by Partnership I in Item 5(b)(ii) with respect to Voting Agreement.

(iii)	Sole power to dispose or to direct the disposition of: 3,153,848

(iv)	Shared power to dispose or to direct the disposition of: -0-

Andrew M. Boas

(a)	Amount Beneficially Owned: 3,201,372

Percent of Class: 45.7%, based upon 6,973,943 Shares outstanding.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P. In addition to such shares, Mr. Boas (i) beneficially owns 2,588 Shares as the co-trustee of a trust that owns those shares, for the benefit of Mr. Boas’ children and (ii) directly owns 44,936 Shares, including 33,367 shares issuable pursuant to options exercisable in the next 60 days.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 44,936

(ii)	Shared power to vote or to direct the vote: 3,156,436

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may

also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

See the discussion above by Partnership I in Item 5(b)(ii) with respect to Voting Agreement.

(iii)	Sole power to dispose or to direct the disposition of: 44,936

(iv)	Shared power to dispose or to direct the disposition of: 3,156,436

Robert C. Ruocco

(a)	Amount Beneficially Owned: 3,153,848

Percent of Class: 45.2%, based upon 6,973,943 Shares.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 3,153,848.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

See the discussion above by Partnership I in Item 5(b)(ii) with respect to Voting Agreement.

(iii)	Sole power to dispose or to direct the disposition of: 3,153,848

(iv)	Shared power to dispose or to direct the disposition of: -0-

James F. Wilson

(a)	Amount Beneficially Owned: 3,153,848

Percent of Class: 45.2%, based upon 6,973,943 Shares outstanding.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 3,153,848.

In its capacity as General Partner of Carl Marks Strategic Investments L.P., Carl Marks Management Company, L.P. may be deemed beneficial owner of 3,153,848 Shares, and Messrs. Boas, Ruocco, and Wilson may also be deemed beneficial owners of such shares as general partners of Carl Marks Management Company, L.P.

See the discussion above by Partnership I in Item 5(b)(ii) with respect to Voting Agreement.

(iii)	Sole power to dispose or to direct the disposition of: 3,153,848

(iv)	Shared power to dispose or to direct the disposition of: -0-

The Reporting Persons

(c) – (e)

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Shares during the sixty-day period immediately preceding the date of this Amendment No. 13 to Schedule 13D

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the options held by the Reporting Persons, the Shares issuable upon exercise thereof or the other Shares beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     Except as described in Item 4 to this Schedule 13D, the Reporting Persons have no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     Voting Agreement, dated as of April 29, 2003, among Partnership I, Parent and Buyer.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003

CARL MARKS STRATEGIC INVESTMENTS, L.P.

By:	Carl Marks Management Company, L.P., General Partner

By:	/s/ Andrew M. Boas

Andrew M. Boas, a General Partner

CARL MARKS MANAGEMENT COMPANY, L.P.

By:	/s/ Andrew M. Boas

Andrew M. Boas, a General Partner

By:	/s/ Andrew M. Boas

ANDREW M. BOAS

By:	/s/ Robert C. Ruocco

ROBERT C. RUOCCO

By:	/s/ James F. Wilson

JAMES F. WILSON

EXHIBIT INDEX

DESCRIPTION OF EXHIBIT	EXHIBIT NO.

Voting Agreement, dated as of April 29, 2003, among Carl Marks Strategic Investments, L.P., KTTI Holding Company, Inc., and KTTI Acquisition Company, Inc.	1*

*	Filed Herewith